SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                           13d-2(a) (AMENDMENT NO. 2)

                             AREMISSOFT CORPORATION
             ------------------------------------------------------
                                (Name of Issuer)


       Common Stock, $.001 par value                       040026106
      -------------------------------                   --------------
      (Title of Class and Securities)                   (CUSIP Number)


                                 Irwin L. Jacobs
                                 2900 IDS Center
                             80 South Eighth Street
                        Minneapolis, Minnesota 55402-2100
                                 (612) 339-9500

                                 With a copy to:
                                Stephen E. Jacobs
                           Weil, Gotshal & Manges LLP
                            New York, New York 10153
                                 (212) 310-8000
             -------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  June 1, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




NY2:\1050787\01\M$SJ01!.DOC\54578.0043

CUSIP NO. 040026106                                                                                     2
-----------------------------------------------------------------------------------------------------------

   1.     NAMES OF REPORTING PERSONS                                                      Irwin L. Jacobs
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

-----------------------------------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                        (a) [X]
                                                                                        (b) [ ]
-----------------------------------------------------------------------------------------------------------

   3.     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------

   4.     SOURCE OF FUNDS
                   PF
-----------------------------------------------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                [ ]
-----------------------------------------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-----------------------------------------------------------------------------------------------------------

                                                    7.    SOLE VOTING POWER
                        NUMBER OF                         2,434,600
                          SHARES
                                                  ---------------------------------------------------------
                       BENEFICIALLY
                         OWNED BY                    8.    SHARED VOTING POWER
                           EACH                            0
                        REPORTING                 ---------------------------------------------------------
                          PERSON
                           WITH                      9.    SOLE DISPOSITIVE POWER
                                                           2,434,600
                                                  ---------------------------------------------------------

                                                    10.    SHARED DISPOSITIVE POWER
                                                           0
-----------------------------------------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,434,600
-----------------------------------------------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          (__________)
-----------------------------------------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                             6.20%
-----------------------------------------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON                                                      IN

-----------------------------------------------------------------------------------------------------------


CUSIP NO. 040026106                                                                                    3
-----------------------------------------------------------------------------------------------------------

   1.     NAMES OF REPORTING PERSONS                                                Jacobs Trading Company

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)               41-1634000

-----------------------------------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                        (a) [X]
                                                                                        (b) [ ]
-----------------------------------------------------------------------------------------------------------

   3.     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------

   4.     SOURCE OF FUNDS
                   WC,OO
-----------------------------------------------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                      [ ]
-----------------------------------------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-----------------------------------------------------------------------------------------------------------

                                                    7.    SOLE VOTING POWER
                        NUMBER OF                         1,160,400
                          SHARES
                                                 ----------------------------------------------------------
                       BENEFICIALLY
                         OWNED BY                   8.    SHARED VOTING POWER
                           EACH                           0
                        REPORTING                ----------------------------------------------------------
                          PERSON
                           WITH                     9.    SOLE DISPOSITIVE POWER
                                                          1,160,400
                                                 ----------------------------------------------------------

                                                   10.    SHARED DISPOSITIVE POWER
                                                          0
-----------------------------------------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,160,400
-----------------------------------------------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          (________)
-----------------------------------------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                             2.95%
-----------------------------------------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON                                                      CO

-----------------------------------------------------------------------------------------------------------


           This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on May 15, 2001, as amended by Irwin L. Jacobs ("ILJ") and Jacobs Trading Company ("JTC").

           ILJ together with JTC are sometimes referred to herein collectively as the Reporting Persons. Capitalized terms used herein and not defined herein have the meaning ascribed thereto in the Schedule 13D.

ITEM 1.    SECURITY AND ISSUER

           This Amendment No. 2 relates to the common stock, $.001 par value (the "Common Stock"), of AremisSoft Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 216 Haddon Avenue, Suite 607, Westmont, New Jersey 08108.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The information set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto.

           JTC obtained the funds to purchase the shares of Common Stock which it purchased since the filing of Amendment No. 1 directly through margin borrowing pursuant to a margin agreement between JTC and Credit Suisse First Boston in the form attached hereto as Exhibit 3, which is hereby incorporated herein by reference, and working capital.

ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER

           The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto.

           (a), (b) As of the date of this Amendment No. 2, each Reporting Person beneficially own the respective number of shares of Common Stock set below next to such Reporting Person's name. The percentage set forth below, represents the percentage of the outstanding shares of Common Stock (based on a total of 39,275,611 shares of Common Stock outstanding, as of April 25, 2001, as reported in the Company's proxy statement for its Annual Meeting of Stockholders to be held on May 21, 2001) represented by the shares of Common Stock beneficially owned by the Reporting Persons.

                                                                 PERCENTAGE OF TOTAL
REPORTING PERSON                  NUMBER OF SHARES               SHARES OUTSTANDING
----------------                  ----------------               ------------------
ILJ                            2,434,600 (indirect) (1)                 6.20%

JTC                            619,400 (indirect) (1)                   1.58%
                               541,000 (direct)                         1.38%


           As of the date of this Amendment No. 2, the Reporting Persons beneficially owned an aggregate of 3,595,000 shares of Common Stock, or approximately 9.15% of the Company's total outstanding shares of Common Stock. ILJ is the Chairman of the Board and principal stockholder of JTC.


-------------------------
(1) These shares are subject to purchase through "pair basket" options with Credit Suisse. Each of ILJ and JTC have the right to acquire these shares within 60 days through settlement of their respective options.

           (c) JTC effected the following acquisitions of Common Stock since the filing of Amendment No. 1:

   TRANSACTION                   DATE                  NUMBER OF SHARES           PRICE PER SHARE (1)
   -----------                   ----                  ----------------           -------------------
Market Purchase (1)            5/31/01                       176,000                    $12.4786

Market Purchase (1)             6/1/01                       365,000                    $12.5560


--------------
(1) JTC purchased the number of shares indicated at the purchase price indicated in the margin account as described in Item 3.

           Except stated above, there have not been any transactions in the Company's shares of Common Stock effected by or for the account of (i) ILJ since the filing of Amendment No. 1 or (ii) JTC, or to the knowledge of JTC, any of its directors or executive officers, since the filing of the Amendment No. 1.

           (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

           Item 6 is amended and supplemented as follows:

           Except as set forth in Item 3 above, and in the Exhibits to this
Schedule 13D, neither ILJ nor JTC has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 5.    MATERIAL TO BE FILED AS EXHIBITS

3. Letter Agreement with Credit Suisse (f/k/a Donaldson, Lufkin & Jenrette) regarding terms of margin account.


                          [SIGNATURE ON FOLLOWING PAGE]

                                    SIGNATURE

           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 4, 2001


                                       /s/ Irwin L. Jacobs
                                       --------------------------------
                                       Irwin L. Jacobs




                                       JACOBS TRADING COMPANY

                                       By: /s/ David A. Mahler
                                           ----------------------------
                                           Name:  David A. Mahler
                                           Title:  Secretary

                                  Exhibit Index


3. Letter Agreement with Credit Suisse (f/k/a Donaldson, Lufkin & Jenrette) regarding terms of margin account.